February 12, 2007

Securities and Exchange Commission

Attn: Filing Desk

100 F Street, N.W.

Washington, D.C. 20549-6009

Re:	Forward Funds

Investment Company Act of 1940—Rule 17g-1(g)

Bonding of Officers and Employees

(Forward Funds File No. 811-06722)

To whom it may concern:

Pursuant to Rule 17g-1(g)(1) under the Investment Company Act of 1940, enclosed herewith please find a copy of the increase in limits to the financial institution bond (the “Bond”) in favor of Forward Funds (“Funds”), and resolution related to this Bond.

If the Funds had not been named as an insured under a joint insured bond, the Funds would have paid $537 in premiums for the increase in the Bond limit of liability coverage, instead the Funds paid $403. The term of the Bond increase in the limit of liability coverage is December 7, 2006 through March 22, 2007, and the additional premium has been paid through March 22, 2007.

Please call me at (415) 869-6300 if you have any questions.

Sincerely,

/s/ Barbara H. Tolle
Barbara H. Tolle
Treasurer
Forward Funds 433 California Street, 11th Floor San Francisco, CA 94104

Enclosures